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UEN No. T09LL1649F

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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Milan

Attention: Matthew Crispino	File No. 041135-0005

Mark P. Shuman, Branch Chief – Legal

Barbara C. Jacobs, Assistant Director

Re: WNS (Holdings) Limited

  Registration Statement on Form F-3

  Filed October 12, 2011

  File No. 333-177250

Ladies and Gentlemen:

On behalf of our client, WNS (Holdings) Limited, a company organized under the laws of Jersey, Channel Islands (“WNS”), we are filing WNS’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-3 (File No. 333-177250) filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2011 (the “Registration Statement”). For your ease of reference, we will hand-deliver to you three copies of Amendment No. 1 marked to show changes to the Registration Statement.

Set forth below is WNS’s response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in the letter dated November 8, 2011 from the Staff (the “Comment Letter”). For your convenience, the Staff’s comments are reproduced in italics before each response.

General

1.

Because of the size and nature of the offering being registered on behalf of the selling shareholders compared to the number of your outstanding shares, it is unclear whether that transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4). Given the relationship of the selling shareholders to the company, provide us with a detailed analysis as to why the proposed secondary offering should not be viewed as an indirect, primary

November 22, 2011

transaction and why the selling shareholders should not be viewed as underwriters. Refer to Interpretation 612.09 in our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

Response: WNS respectfully submits to the Staff that the offering of 21,366,644 ordinary shares (the “Shares”) of WNS, par value 10 pence per share (the “Ordinary Shares”), by Warburg Pincus Private Equity VIII, L.P. (“WP VIII”), Warburg Pincus International Partners, L.P. (“WPIP”) and Warburg Pincus Netherlands International Partners I, C.V. (“WPIP CV I” and together with WP VIII and WPIP, the “Selling Shareholders”) is not a resale offering on behalf of WNS and that the Selling Shareholders are not, and should not be considered, “underwriters” under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

On May 8, 2002, WNS entered into an Investment Agreement (the “Investment Agreement”) with, among other investors, WP VIII, WPIP, WPIP CV I and Warburg, Pincus Netherlands International Partners II, C.V. (“WPIP CV II” and together with WP VIII, WPIP and WPIP CV I, “Warburg”) pursuant to which an existing shareholder of WNS agreed to sell, and Warburg agreed to purchase, 12,040,000 Ordinary Shares. Under the Investment Agreement, Warburg had the right to appoint such number of directors to the WNS board of directors as necessary to maintain a majority.

On May 20, 2002, WNS entered into a Registration Rights Agreement (the “2002 Registration Rights Agreement”) with Warburg and another investor. The 2002 Registration Rights Agreement granted, subject to certain conditions, Warburg (and such other investor) certain demand registration rights entitling these shareholders to require WNS to use its reasonable efforts to prepare and file a registration statement under the Securities Act. The 2002 Registration Rights Agreement also granted, subject to certain conditions, Warburg (and such other investor) certain piggy-back registration rights entitling these shareholders to sell their respective Ordinary Shares in a registered offering of WNS. The 2002 Registration Rights Agreement expired in May 2007.

In July 2002, Warburg purchased an additional 10,429,835 Ordinary Shares from WNS, from which WNS used the proceeds to finance its 2003 acquisition of Town & Country Assistance Limited. WNS has been advised by Warburg that in February, May and October 2005, Warburg purchased an aggregate of 386,809 Ordinary Shares from certain individual shareholders.

WNS has been advised by Warburg that WPIP CV II was dissolved, and WPIP CV II transferred its Shares to WPIP CV I, in December 2004.

In July 2006, WNS completed its initial public offering (“IPO”) and listed its American Depositary Shares (“ADSs”), each representing one Ordinary Share, on the New York Stock Exchange. The Investment Agreement terminated upon the completion of the IPO. Prior to the IPO, Warburg owned 64.70% of WNS’s then-outstanding Ordinary Shares. Warburg sold 1,490,000 of its Ordinary Shares in the

November 22, 2011

IPO, following which Warburg owned 53.64% of the then-outstanding Ordinary Shares.

On October 12, 2011, WNS entered into a Registration Rights Agreement (the “2011 Registration Rights Agreement”) with the Selling Shareholders, pursuant to which WNS granted, subject to certain conditions, the Selling Shareholders, certain demand registration rights entitling the Selling Shareholders to require WNS to use its reasonable efforts to prepare and file, on not more than two occasions, a shelf registration statement on Form F-3 or, if WNS is not eligible to file a registration statement on Form F-3, a non-shelf registration statement on Form F-1, under the Securities Act. Pursuant to the 2011 Registration Rights Agreement, WNS has also granted, subject to certain conditions, the Selling Shareholders certain piggy-back registration rights entitling the Selling Shareholders to sell their Ordinary Shares in a registered offering of WNS.

On October 12, 2011, WNS filed the Registration Statement to register the Shares held by the Selling Shareholders, pursuant to the 2011 Registration Rights Agreement.

Analysis

Interpretation 612.09 in the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations (“CD&I”) states that “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Taking these criteria in turn:

How long the Selling Shareholders have held the Shares

WNS has been advised by Warburg that the Selling Shareholders acquired the Shares between 2002 and 2005. The initial acquisition of Shares by the Selling Shareholders was over nine years ago, and WNS understands that the last acquisition of Shares by the Selling Shareholders was over six years ago. The significant period of time that the Selling Shareholders have held the Shares indicates that the Selling Shareholders bore the market risk of holding the Shares as an investment, and not with a view to distribution.

The circumstances under which the Selling Shareholders received the Shares

The Selling Shareholders acquired the Shares in bona fide private transactions in which they paid cash to the original selling shareholder, WNS and certain other individuals. The Shares were not issued to the Selling Shareholders at a discount. All of the Shares were acquired before the IPO and before a public market existed

November 22, 2011

for the Shares (or the ADSs). The facts surrounding the sale and issuance of the Shares do not support a conclusion that the Selling Shareholders were acquiring the securities for the purposes of distributing them on behalf of WNS.

We also note that this is not a circumstance where a company is trying to register shares on a secondary basis using a registration statement on Form F-3 where the company is not itself eligible to register shares on a primary basis using that form. Here, WNS satisfies all of the criteria under Form F-3 for a primary offering of shares on Form F-3—WNS has been subject to the requirements of Section 12 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months, has filed in a timely manner all reports required to be filed during that 12-month period and has a non-affiliate public float of more than $75 million—and therefore WNS is eligible to register both secondary and primary transactions on Form F-3. In fact, WNS is concurrently registering a primary offering of its Ordinary Shares, including in the form of ADSs, with an aggregate initial offering price of up to $50,000,000 on the Registration Statement.

Finally, we understand the Staff has expressed concerns in recent years about certain types of transactions (some PIPE transactions and transactions involving warrants or convertible notes, for example) where a company effectively creates a public market for its securities by registering securities on a secondary basis which it could not register on a primary basis. The current transaction does not present these issues since it involves the registration by an already publicly traded company of Ordinary Shares that have been held for more than six years, by shareholders principally owned by private equity firms exercising demand registration rights.

The Selling Shareholders’ relationship to the issuer

The Selling Shareholders are collectively WNS’s largest shareholder. As of the date of the Registration Statement, the Selling Shareholders collectively held 47.90% of WNS’s Ordinary Shares. As discussed above, WNS has been advised by Warburg that it acquired the Shares in the ordinary course of its business, has no arrangements with WNS or any other person to participate in the distribution of WNS’s Ordinary Shares and prior to the initial purchase of the Shares, had no material arrangements or relationships with WNS. WNS understands that the acquisitions of the Shares were negotiated at arm’s length with all the economic and market risks attendant to transactions of that kind.

Prior to the IPO, under the Investment Agreement (which terminated upon the completion of the IPO), Warburg had the right to appoint such number of directors to the WNS board of directors as necessary to maintain a majority. One of the current WNS directors, who has served on the WNS board since May 2004, was appointed as a Warburg nominee prior to the IPO. The right to appoint directors is indicative of Warburg’s role as an investor, rather than as an underwriter. Warburg negotiated with WNS to have this right because WNS understands Warburg believed that its ability to appoint directors was the best way for it to monitor its investment. Presumably, if Warburg purchased its Shares as an underwriter, it would not have been necessary to negotiate with WNS to appoint directors because it would not have been planning to hold its WNS securities for the long term.

November 22, 2011

As disclosed in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in WNS’s most recently filed annual report on Form 20–F, since 2003, WNS has entered into agreements with certain investee companies of Warburg to provide business process outsourcing services. WNS has also entered into agreements with certain other investee companies of Warburg under which WNS receives certain enterprise resource planning services from them. WNS also purchases equipment from certain investee companies of Warburg. These relationships are commercial in nature and do not indicate an underwriter relationship.

The amount of securities involved

The Comment Letter suggests that the Staff views as compelling the large number of Ordinary Shares being registered compared with the number of outstanding Ordinary Shares. We note that the amount of securities involved is only one factor cited in C&DI 612.09 to be considered by the Staff in determining whether an offering by selling shareholders is on behalf of an issuer. In addition, pursuant to the 2011 Registration Rights Agreement, as is typical, WNS was contractually required to register all of the Shares on a shelf registration statement upon the receipt of a demand request from the Selling Shareholders. Further, as discussed above, this is not the type of PIPE or warrant/convertible note transaction with which we understand the Staff has had concerns in recent years.

Whether the Selling Shareholders are in the business of underwriting securities

WNS has been advised by Warburg that the Selling Shareholders are not in the business of underwriting securities. WNS understands that Warburg is a private equity investor; it is in the business of buying and holding equity investments in a number of different companies.

The additional terms and conditions of the transaction are also indicative of an investment, not an underwritten transaction. The Selling Shareholders have not and will not receive a commission or any other remuneration from WNS if and when they sell their Shares. Furthermore, at the time the Selling Shareholders acquired the Shares, there had never been a public market for the Ordinary Shares (or the ADSs).

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

In light of the fact that the initial investment by the Selling Shareholders was made over nine years ago, they have clearly made a long-term investment in WNS. WNS understands that the Selling Shareholders are in the business of investing in and developing companies, not underwriting securities. They are in no sense alter egos of WNS or acting as a conduit for WNS. This registration has none of the indicia of abuse which the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. WNS will receive no financial benefits from the registration of the Shares.

November 22, 2011

Conclusion

For the reasons stated above, WNS believes that the offering is not an indirect primary offering by WNS and that the Selling Shareholders are not, and should not be, considered “underwriters” of the Shares within the meaning of Section 2(a)(11) of the Securities Act. We respectfully submit that sales by the Selling Shareholders pursuant to the Registration Statement should be considered secondary offerings under Rule 415(a)(1)(i).

Selling Stockholder, page 22

2.	Please tell us whether any of the selling stockholders are affiliates of broker-dealers. If so, disclose whether at the time of the purchase of the securities to be resold, the sellers purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholders as underwriters.

Response: WNS has been advised by Warburg that an affiliate of Bank of America/Merrill Lynch has a passive, non-voting minority interest in the profits of the general partner of the Selling Shareholders.

In addition, WNS has also been advised by Warburg that Warburg Pincus LLC (“WP LLC”), the manager of the Selling Shareholders, is also the manager of Warburg Pincus Private Equity X, L.P., which is the indirect majority owner of (i) Cortview Capital Securities LLC, a FINRA Member firm, CRD # 108424 and (ii) Benchmark Solutions Holdings, Inc., whose affiliate OpenX Markets, LLC is a FINRA Member Firm, CRD# 154903.

Additionally, WNS has been advised by Warburg that certain of the limited partner investors in the Selling Shareholders may be FINRA members, or affiliated with FINRA members, or may be persons associated with a FINRA member.

Warburg purchased the Shares beginning in 2002 for investment purposes but has not purchased additional WNS Ordinary Shares since WNS’s IPO in 2006. WNS has been advised by Warburg that it makes investments in companies in the ordinary course of its business as a private investment fund and did not have, at the time of purchase of these securities, any agreements or understandings, directly or indirectly, with any person to distribute these securities.

3.	Footnote 2 contains a disclaimer of beneficial ownership. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

November 22, 2011

Response: In response to the Staff’s comment, WNS has revised the disclosure to remove the disclaimer of beneficial ownership in footnote 2.

*   *   *   *   *

Please contact Michael W. Sturrock at (011) 65-6437-5412 or the undersigned at (011) 65-6437-5406 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

/s/ Min Yee Ng

Min Yee Ng of LATHAM & WATKINS LLP

Enclosure

cc:	Alok C. Misra

Chief Financial Officer

WNS (Holdings) Limited

Ronald D’Mello

General Counsel

WNS (Holdings) Limited